Filed Pursuant to Rule 424(b)(5)
Registration No. 333-158537 and
333-152823

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 14, 2009

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 29, 2009)

2,000,000 Shares

Common Stock

Unitil Corporation is offering 2,000,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “UTL.” The last reported sale price of our common stock on May 13, 2009 was $22.49 per share.

Investing in our common stock involves risks that are described in the section entitled Risk Factors beginning on page S-9 of this prospectus supplement and on page 6 of the accompanying prospectus.

PRICE $             PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Unitil Corporation	$	$

The underwriters may also purchase up to an additional 300,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2009.

RBC CAPITAL MARKETS

JANNEY MONTGOMERY SCOTT	OPPENHEIMER & CO.

BREAN MURRAY, CARRET & CO.	EDWARD JONES

                    , 2009

Map of Service Territory(1)

(1)	This map is presented to illustrate the effects of Unitil Corporation’s acquisition of all of the outstanding capital stock of Northern Utilities, Inc. and Granite State Gas Transmission, Inc., as discussed in this prospectus. For the purposes of this map, “Overlapping Service Territory” illustrates service territories served by Unitil Corporation prior to the consummation of the acquisition and Northern Utilities, Inc.

Prospectus Supplement

Accompanying Prospectus

ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	1
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS	2
OUR COMPANY	4

RISK FACTORS	6
USE OF PROCEEDS	6
DESCRIPTION OF COMMON STOCK	7
PLAN OF DISTRIBUTION	9
LEGAL MATTERS	10
EXPERTS	10

We provide information to you about this offering of shares of our common stock in two separate documents that are bound together: (i) this prospectus supplement, which describes the specific details regarding this offering; and (ii) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates shown or that the information we have incorporated by reference to another document is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

In this prospectus supplement, the “company,” “Unitil,” “we,” “us,” and “our” refer to Unitil Corporation and its subsidiaries, unless the context otherwise requires.

PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus and may not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding our company, our common stock and the financial statements and notes to those statements included in this prospectus or incorporated by reference in this prospectus by reference to our other filings with the Securities and Exchange Commission (the “SEC”). We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock, which are discussed in the section entitled Risk Factors in this prospectus supplement, before making an investment decision.

Who We Are

We are a public utility holding company headquartered in Hampton, New Hampshire. We are subject to regulation as a holding company system by the Federal Energy Regulatory Commission (the “FERC”) under the Energy Policy Act of 2005.

Our principal business is the local distribution of electricity and natural gas throughout our service territories in the states of New Hampshire, Massachusetts and Maine. We are the parent company of three distribution utilities: (i) Unitil Energy Systems, Inc. (“Unitil Energy”), which provides electric service in the southeastern seacoast and state capital regions of New Hampshire, including the city of Concord; (ii) Fitchburg Gas and Electric Light Company (“Fitchburg”), which provides both electric and natural gas service in the greater Fitchburg area of north central Massachusetts; and (iii) Northern Utilities, Inc. (“Northern Utilities”), which provides natural gas service in southeastern New Hampshire, including the city of Portsmouth, and portions of southern and central Maine, including the city of Portland. In addition, we are the parent company of Granite State Gas Transmission, Inc. (“Granite State”), an interstate natural gas transmission pipeline company that principally provides interstate natural gas pipeline access and transportation services to Northern Utilities in its New Hampshire and Maine service territories.

Our distribution utilities serve approximately 100,300 electric customers and 69,300 natural gas customers in their service territories. Our distribution utilities are local “pipes and wires” operating companies and, combined with Granite State, had an investment in Net Utility Plant of $422.8 million at December 31, 2008 and $428.5 million at March 31, 2009. We do not own or operate electric generating facilities or major transmission facilities and substantially all of our utility assets are dedicated to the local delivery of electricity and natural gas to our customers. Our total revenue was $288.2 million in 2008 and $135.6 million for the three months ended March 31, 2009, which includes revenue to recover the cost of purchased electricity and natural gas in rates on a fully reconciling basis. As a result of this reconciling rate structure, our earnings are not affected by changes in the cost of purchased electricity and natural gas. Earnings applicable to common shareholders for 2008 were $9.6 million and for the three months ended March 31, 2009 were $9.1 million. Substantially all of our revenue and earnings are derived from regulated utility operations. Our consolidated operating results for 2008 reflect one month of financial activity for Northern Utilities and Granite State, which we acquired on December 1, 2008. The financial activity for Northern Utilities and Granite State is fully reflected in our consolidated operating results for the three months ended March 31, 2009. We have prepared the Pro Forma Statement of Earnings for the Twelve Months Ended December 31, 2008, which is included in this prospectus supplement, to reflect our acquisition of Northern Utilities and Granite State as if the businesses had actually been combined as of January 1, 2008.

A fifth wholly owned subsidiary, Unitil Power Corp. (“Unitil Power”), formerly functioned as the full requirements wholesale power supply provider for Unitil Energy. In connection with the implementation of electric industry restructuring in New Hampshire, Unitil Power ceased being the wholesale supplier of Unitil Energy on May 1, 2003 and divested of substantially all of its long-term power supply contracts through the sale of the entitlements to the electricity associated with those contracts.

We also have three other wholly owned subsidiaries: Unitil Service Corp. (“Unitil Service”); Unitil Realty Corp. (“Unitil Realty”); and Unitil Resources, Inc. (“Unitil Resources”). Unitil Service provides, at cost, a variety of administrative and professional services, including regulatory, financial, accounting, human resources, engineering, operations, technology and energy supply management services on a centralized basis to its affiliated Unitil companies. Unitil Realty owns and manages our corporate office in Hampton, New Hampshire. Unitil Resources is our wholly owned non-regulated subsidiary. Usource, Inc. and Usource L.L.C. (collectively, “Usource”) are indirect subsidiaries that are wholly owned by Unitil Resources. Usource provides energy brokering and advisory services to large commercial and industrial (“C&I”) customers in the northeastern United States.

Business Strategy

Our business strategy is to be a leader in the reliable and cost effective management of a growing level of local electric and natural gas distribution assets. Our growth initiatives include evaluation of organic growth opportunities as well as strategic acquisitions. As part of our growth strategy, on December 1, 2008, we purchased (i) all of the outstanding capital stock of Northern Utilities from Bay State Gas Company (“Bay State”) and (ii) all of the outstanding capital stock of Granite State from NiSource Inc. (“NiSource”) pursuant to the Stock Purchase Agreement dated as of February 15, 2008 by and among NiSource, Bay State and us. Bay State is a subsidiary of NiSource. We refer to these transactions as the “Acquisitions.” The aggregate purchase price for the Acquisitions was $160 million in cash, plus an additional working capital adjustment of $49.2 million, including approximately $30.0 million of natural gas storage inventory. To finance the Acquisitions and recapitalize Northern Utilities and Granite State, we issued additional equity and debt. Please see the sections entitled Risk Factors—Risks Relating to Our Business and Prospectus Summary—Summary Unaudited Pro Forma Combined Financial Data in this prospectus supplement.

Our Strengths

We believe our strengths have enabled us to grow our business profitably and create shareholder value. These strengths include:

Growing Service Territories. Our operations are located in the southeastern seacoast and state capital regions of New Hampshire, the greater Fitchburg area of north central Massachusetts, and portions of southern and central Maine. These service territories provide a diverse and growing customer base. As a result of the Acquisitions, we added approximately 54,000 natural gas customers and extended our operations into Maine.

Regulated Asset Base. Our core assets consist of retail distribution facilities necessary for the delivery of our customers’ electric and natural gas supply needs within our service territories and regulatory assets related to our regulated utility operations. Our electric and natural gas distribution assets and regulatory assets, from which we derive substantially all of our operating income, provide stable earnings and cash flow. The Acquisitions increased our assets by approximately 55%, contributing to significant growth of our retail distribution facilities.

Diversified Customer Base. Our customers are a diversified mix of residential and C&I customers, with no single customer representing more than 5% of our total revenues. Our sales to large C&I customers are not concentrated in one industry segment but vary from government facilities to large retail outlets, colleges and hospitals and a broad range of industrial companies that reflect the diverse nature of the communities that we serve. The Acquisitions increased our customer base by approximately 54,000 natural gas customers and provided further diversification to our operations with respect to geography (into Maine) and utility business mix (between our gas and electric divisions).

Efficient and Flexible Operating Structure. We believe that due in part to our size and the proximity of our utility operations, we are able (i) to expeditiously and effectively respond to changing regulatory and public policy initiatives, (ii) to leverage new technology solutions that significantly improve productivity and customer service, and (iii) to implement organizational changes that improve our performance. We have a proven track record of successfully transitioning our company to meet the business and operational challenges affecting our industry.

Historic Dividend Stability. Since our incorporation in 1984, we have continuously paid quarterly dividends and we have never reduced our dividend rate, while still increasing our investment in our utility distribution facilities. We expect to maintain our current dividend policy while providing for future growth of earnings available to shareholders.

Experienced Management Team. Our senior management team is highly experienced in the utility industry. As of May 2009, our Chairman and Chief Executive Officer, Robert Schoenberger, had 31 years of industry experience. As of May 2009, our senior management team as a whole averaged approximately 24 years experience in the industry and 17 years experience with us.

*  *  *

Our principal executive office is located at 6 Liberty Lane West, Hampton, New Hampshire 03842-1720 and our telephone number is (603) 772-0775.

Summary Historical Consolidated Financial Information

The following table contains summary historical consolidated financial information, including per share information, for each of the periods indicated. The summary historical consolidated financial information as of and for each of the years in the three-year period ended December 31, 2008 was derived from our consolidated financial statements as filed with the SEC in our Form 10-K for the year ended December 31, 2008, which were audited by Caturano and Company, P.C. (formerly known as Vitale, Caturano & Company, P.C.) and which statements are incorporated by reference in this prospectus. The summary historical consolidated financial information as of and for the three months ended March 31, 2009 and 2008 was derived from our unaudited consolidated financial statements as filed with the SEC in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which statements are incorporated by reference in this prospectus. See the section entitled Where You Can Find More Information in this prospectus supplement.

The summary historical consolidated financial information should be read in conjunction with our audited financial statements, our unaudited interim financial statements and the related notes and the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ended December 31, 2008 and our Form 10-Q for the quarter ended March 31, 2009. Our financial results for the three months ended March 31, 2009 are not necessarily indicative of the results that may be expected for an entire year.

Sales of natural gas and the related results of operations can be significantly affected by seasonal weather conditions. Annual revenues are substantially realized during the heating season as a result of higher sales of natural gas due to cold weather. Accordingly, our operating results historically are most favorable in the first and fourth calendar quarters. Therefore, fluctuations in seasonal weather conditions between years may have a significant effect on our results of operations and cash flows.

Sales of electricity are generally less sensitive to weather than natural gas sales, but may also be affected by weather conditions in both the winter and summer seasons.

(millions except shares and per share data)	(unaudited) For the Three Months Ended March 31,		For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Consolidated Statements of Earnings(1):
Operating Revenue	$135.6	$71.9	$288.2	$262.9	$260.9	$232.1	$214.1

Operating Income	$13.9	$6.0	$20.5	$18.5	$15.8	$15.5	$15.2
Non-operating Expense	—	0.1	0.3	0.2	—	0.1	0.2

Income Before Interest Expense, net	13.9	5.9	20.2	18.3	15.8	15.4	15.0
Interest Expense, net	4.8	2.6	10.5	9.6	7.8	6.8	6.8

Net Income	9.1	3.3	9.7	8.7	8.0	8.6	8.2
Dividends on Preferred Stock	—	—	0.1	0.1	0.1	0.2	0.2

Earnings Applicable to Common Shareholders	$9.1	$3.3	$9.6	$8.6	$7.9	$8.4	$8.0

Earnings Per Common Share Data(1):
Earnings Per Common Share – Diluted	$1.14	$0.57	$1.65	$1.52	$1.41	$1.51	$1.45
Common Stock Data:
Shares of Common Stock – Average Outstanding Diluted (000’s)	8,018	5,724	5,830	5,672	5,612	5,568	5,525
Dividends Declared Per Share	$0.69	$0.69	$1.38	$1.38	$1.38	$1.38	$1.38
Book Value Per Share (Period-End)	$18.32	$17.36	$17.90	$17.50	$17.30	$17.21	$17.00

(millions except shares and per share data)	(unaudited) As of March 31,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004

Consolidated Balance Sheet Data(1):
Utility Plant (Original Cost)	$647.1	$372.6	$641.4	$380.5	$353.0	$325.0	$308.1
Total Assets	$726.2	$470.6	$735.2	$474.6	$483.4	$450.1	$457.0
Capitalization:
Common Stock	$148.5	$100.0	$139.5	$100.4	$97.8	$96.3	$94.3
Preferred Stock	2.0	2.1	2.0	2.1	2.1	2.3	2.3
Long-Term Debt, less Current Portion	249.2	159.6	249.3	159.6	140.0	125.4	110.7

Total Capitalization	$399.7	$261.7	$390.8	$262.1	$239.9	$224.0	$207.3

Current Portion of Long-Term Debt	$0.4	$0.4	$0.4	$0.4	$0.3	$0.3	$0.3
Short-Term Debt	$87.7	$16.7	$74.1	$18.8	$26.0	$18.7	$25.7

(1)	As a result of the Acquisitions on December 1, 2008, consolidated results for the Company for the three months ended March 31, 2009 and the year ended December 31, 2008 may not be directly comparable to prior period results.

Summary Unaudited Pro Forma Combined Financial Data

The following summary unaudited pro forma combined financial data (the “Summary Pro Forma Financial Data”) and the unaudited pro forma combined statements of earnings and explanatory notes beginning on page F-1 (the “Pro Forma Statements of Earnings”) have been prepared to give effect to the Acquisitions as if the businesses had actually been combined as of January 1, 2008.

The Summary Pro Forma Financial Data and the Pro Forma Statements of Earnings include adjustments for the Acquisitions pursuant to the purchase method of accounting for business combinations. The Pro Forma Statements of Earnings include adjustments to give effect to:

(i)	the receipt of the estimated net proceeds of approximately $42.1 million from the issuance of 2,000,000 shares of common stock in this offering at an assumed offering price of $22.49 per share, which was the closing price of our common stock on May 13, 2009, and the application of the estimated net proceeds of this offering as described in Use of Proceeds in this prospectus supplement;

(ii)	the issuance of 2,000,000 shares of common stock in December 2008 and 270,000 shares in January 2009, the net proceeds of approximately $41.9 million were used to partially finance the Acquisitions;

(iii)	the sale and issuance in December 2008 by Northern Utilities of $80.0 million aggregate principal amount of long-term unsecured notes; and

(iv)	the sale and issuance by Granite State in December 2008 of $10.0 million aggregate principal amount of long-term unsecured notes;

The Summary Pro Forma Financial Data and the Pro Forma Statements of Earnings exclude adjustments to recognize:

(i)	estimated annual operating expense savings of $5.6 million (before tax) due to the achievement of efficiencies associated with the provision of shared utility services and the adoption of best practices associated with these shared utility services (excluding the portion of savings realized and included in the periods ended March 31, 2009 and December 31, 2008);

(ii)	reductions in operating expenses of $2.5 million (after tax) related to compliance violation penalties incurred by Northern Utilities, prior to the Acquisitions, in the twelve months ended March 31, 2009 and December 31, 2008;

(iii)	increases in Gas Operating Revenue of $0.3 million (before tax) and $0.4 million (before tax) and resulting increases in gross operating margin, for the twelve months ended March 31, 2009 and December 31, 2008, respectively, related to increased rates authorized by regulators for Granite State; and

(iv)	enhancements to net income that may occur from the execution of our regulatory plan.

The Summary Pro Forma Financial Data and the Pro Forma Statements of Earnings assume that Unitil financed the Acquisitions and the related costs and expenses using the net proceeds from the above-referenced sale and issuance of common stock, the above-referenced sale and issuance of long-term unsecured notes and the financing by Northern Utilities of its gas inventory.

The Summary Pro Forma Financial Data and the Pro Forma Statements of Earnings are presented for illustrative purposes only and do not indicate the financial results of the combined companies had the companies actually been combined and had the impact of possible enhancements to net income, among other factors, been considered, and are not intended to be a projection of future results. The Summary Pro Forma Financial Data and the Pro Forma Statements of Earnings have been derived from and should be read together with our historical consolidated financial statements and the related notes, which are incorporated by reference herein, and the historical financial statements and the related notes of both Northern Utilities and Granite State, which are incorporated by reference in this prospectus.

Sales of natural gas and the related results of operations can be significantly affected by seasonal weather conditions. Annual revenues are substantially realized during the heating season as a result of higher sales of natural gas due to cold weather. Accordingly, our operating results historically are most favorable in the first and fourth calendar quarters. Therefore, fluctuations in seasonal weather conditions between years may have a significant effect on our results of operations and cash flows.

Sales of electricity are generally less sensitive to weather than natural gas sales, but may also be affected by weather conditions in both the winter and summer seasons.

	(unaudited) For the Twelve Months Ended March 31, 2009	(unaudited) For the Year Ended December 31, 2008
(millions except shares and per share data)
Pro Forma Combined Statements of Earnings:
Operating Revenue	$404.7	$395.5

Operating Income	$27.2	$25.3
Non-operating Expense (Income)	0.5	0.6

Income Before Interest Expense, net	26.7	24.7
Interest Expense, net	16.1	15.9

Net Income	10.6	8.8
Dividends on Preferred Stock	0.1	0.1

Earnings Applicable to Common Shareholders	$10.5	$8.7

Earnings Per Common Share Data:
Earnings Per Average Common Share – Diluted	$1.05	$0.87
Common Stock Data:
Average Shares of Common Stock Outstanding – Diluted (000’s)	10,028	10,009
Dividends Declared Per Share	$1.38	$1.38

The Offering

Common stock offered by us	2,000,000 shares (2,300,000 shares if the underwriters exercise their over-allotment option).

Common stock outstanding after this offering	10,107,352 shares (10,407,352 shares if the underwriters exercise their over-allotment option).

Use of proceeds	We intend to use the net proceeds from this offering (including the proceeds from any exercise by the underwriters of their over-allotment option) (i) to repay all amounts outstanding under the bridge credit facility that we used to partially finance the Acquisitions and the related costs and expenses (approximately $39.1 million) and (ii) for other general corporate purposes, including capital contributions to our distribution utilities and repayment of short-term debt.

See the section entitled Use of Proceeds in this prospectus supplement.

Current annual dividend	$1.38 per share. Since our incorporation in 1984, we have continuously paid quarterly dividends and we have never reduced our dividend rate. We expect to maintain our current dividend policy.

Risk factors	An investment in our common stock involves risk. Please see the section entitled Risk Factors in this prospectus supplement, as well as the risk factors identified in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference into this prospectus.

Stock exchange symbol	Our common stock is listed on the New York Stock Exchange under the symbol “UTL.”

The number of shares of our common stock shown above to be outstanding after this offering is based on the number of shares outstanding as of May 13, 2009, and excludes 449,004 shares reserved for issuance pursuant to our Dividend Reinvestment Plan, our Tax Deferred Savings and Investment Plan, our Restricted Stock Plan, and our 1998 Stock Option Plan.

Unless we indicate otherwise, the share information in this prospectus supplement assumes that the underwriters’ option to cover over-allotments is not exercised. See the section entitled Underwriting in this prospectus supplement.

RISK FACTORS

Before making an investment in shares of our common stock, you should carefully consider the risks described below and the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have identified a number of these risks in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, each of which is incorporated by reference into this prospectus. See the section entitled Where You Can Find More Information in this prospectus supplement. In addition, you should carefully consider the risks and uncertainties referred to below or listed under the section entitled Cautionary Statement about Forward-Looking Statements in this prospectus supplement.

Risks Relating to Our Business

For a description of risks relating to our business, please see our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, each of which is incorporated by reference into this prospectus.

Risks Relating to the Acquisitions

If we are unsuccessful in effectively integrating Northern Utilities and Granite State, we may not be able to operate cost-efficiently. Our ability to achieve the benefits of the Acquisitions depends in part on successfully integrating Northern Utilities’ and Granite State’s operations, services, and personnel in a timely and efficient manner. This involves integrating systems, applications, policies, procedures, business processes, and other operations and requires coordination of administrative staff and development and engineering teams. We expect to incur significant costs integrating Northern Utilities and Granite State and integration may be difficult, unpredictable, and subject to delay because of possible cultural conflicts and differing opinions. Additionally, integration could divert management’s attention away from our operations, which could harm our business, financial condition and operating results. If we cannot successfully integrate Northern Utilities and Granite State, we will not realize the expected benefits of the Acquisitions, including reduced operating expenses and cash flow savings, and may not be able to operate cost-efficiently.

Our ability to execute a reasonable regulatory plan for Northern Utilities and Granite State depends upon regulatory action under applicable statutes, rules and regulations. We believe there is an opportunity to stabilize and improve the operating earnings of Northern Utilities and Granite State by executing a consistent and well-structured regulatory plan that will provide Northern Utilities and Granite State with an opportunity to earn a reasonable rate of return. If we are unable to obtain approval of a reasonable regulatory plan, or are delayed in obtaining approval of a reasonable regulatory plan, we may not be able to improve the operating earnings of Northern Utilities and Granite State. Also, pursuant to the Maine Public Utilities Commission’s and the State of New Hampshire Public Utilities Commission’s orders authorizing our acquisition of Northern Utilities, we cannot seek base rate relief in Maine or New Hampshire until November 1, 2010, subject to certain exceptions. We will retain any synergy savings resulting from the Acquisitions until the next base rate change and then such savings will flow through to our customers.

We could be exposed to unknown liabilities of Northern Utilities and Granite State, which could cause us to incur substantial financial obligations and harm our business. If Northern Utilities and Granite State have liabilities of which we are not aware, we have assumed those liabilities and may have limited recourse against NiSource and Bay State. If such unknown liabilities exist and we are not fully indemnified for any loss that we incur as a result thereof, we could incur substantial financial obligations, which could adversely affect our financial condition and harm our business.

Risks Relating to this Offering

Our stock price may decline when our results decline or when events occur that are adverse to us or our industry. You can expect the market price of our common stock to decline when our results decline or at any time when events actually or potentially adverse to us or the electricity and gas industry occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock in this offering.

Substantial sales of our common stock could cause our stock price to decline. If we or our existing shareholders sell a large number of shares of our common stock or the public market perceives that we or our existing shareholders might sell shares of our common stock, the market price of our common stock could significantly decline. All of the shares offered by this prospectus supplement will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an “affiliate,” as that term is defined in Rule 144 under the Securities Act. The outstanding shares subject to lock-up agreements between each of our directors and our senior executive officers and the underwriters may be sold 90 days after the date of this prospectus supplement, except as noted in the section entitled Underwriting in this prospectus supplement. Significant shareholders who are neither directors nor senior executive officers are not subject to lock-up agreements. Please see the section entitled Voting Securities and Principal Holders Thereof in this prospectus supplement.

The proposed sale and issuance of common stock will reduce the proportionate share of the holdings of our current shareholders. As of May 13, 2009, we had 8,107,352 shares of common stock outstanding. If the proposed sale and issuance of common stock is consummated, we will have approximately 10,107,352 shares of common stock outstanding (10,407,352 shares if the underwriters exercise their over-allotment option). As a result, our shareholders’ proportionate holding in us would be reduced by approximately 19.8% (22.1% if the underwriters exercise their over-allotment option).

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference into this prospectus contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included or incorporated by reference into this prospectus, including, without limitation, statements regarding the financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements.

These statements include declarations regarding our or our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. These forward-looking statements are subject to inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include those described in the section entitled Risk Factors in this prospectus supplement and the following:

•	our ability to integrate the business, operations, and personnel of Northern Utilities and Granite State and to achieve the estimated potential synergy savings attributable to the Acquisitions;

•	our ability to retain existing customers and gain new customers;

•	variations in weather;

•	major storms;

•	changes in the regulatory environment;

•	customers’ preferences on energy sources;

•	interest rate fluctuation and credit market concerns;

•

general economic conditions including recent distress in the financial markets, which has had an adverse impact on the availability of credit and liquidity resources generally and could jeopardize certain of our counterparty obligations, including those of our insurers and financial institutions;

•	fluctuations in supply, demand, transmission capacity and prices for energy commodities;

•	increased competition; and

•	customers’ performance under multi-year energy brokering contracts.

Many of these risks are beyond our control. Any forward-looking statements speak only as of the date of this prospectus supplement, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $42.1 million (approximately $48.5 million if the underwriters’ exercise their over-allotment option in full), after deducting the underwriting discounts and our estimated offering expenses, based on an assumed offering price of $22.49 per share (the closing price of our common stock on the New York Stock Exchange on May 13, 2009).

We intend to use the net proceeds from this offering (including the proceeds from any exercise by the underwriters of their over-allotment option) (i) to repay all amounts outstanding under the bridge credit facility that we used to partially finance the Acquisitions and the related costs and expenses (approximately $39.1 million) and (ii) for other general corporate purposes, including capital contributions to our distribution utilities and repayment of short-term debt.

Amounts outstanding under the bridge credit facility accrue interest at either the Eurodollar Rate or the base rate, in each case plus the applicable margin. The Eurodollar Rate is based on an applicable LIBOR (the London Interbank Offered Rate) as increased by statutory reserve requirements. The base rate is the higher of (i) the rate of interest announced publicly by Royal Bank of Canada from time to time and (ii) the Federal Funds Rate plus 0.50%. The applicable margin is a range of interest rates that varies from 2.50% to 5.00% depending on the remaining term of the borrowings. The bridge credit facility matures on November 1, 2009.

CAPITALIZATION

The table below shows our capitalization as of March 31, 2009:

•	on an actual consolidated basis; and

•

on a pro forma basis to give effect to the receipt of the estimated net proceeds of $42.1 million from the issuance of 2,000,000 shares of common stock in this offering at an assumed public offering price of $22.49 (the closing price of our common stock on May 13, 2009) per share and the application of the estimated net proceeds from this offering (see the section entitled Use of Proceeds in this prospectus supplement).

You should read this table in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus.

	(unaudited) As of March 31, 2009
	Actual	Adjustments for this Offering	Pro Forma
(in millions)
Common stock equity	$148.5	$42.1	$190.6
Preferred stock, non-redeemable, non-cumulative	0.2		0.2
Preferred stock, redeemable, cumulative	1.8		1.8
Long-Term debt, less current portion	249.2		249.2
Short-Term debt (1)	88.1	(42.1)	46.0

Total capitalization, including short-term debt	$487.8	$—	$487.8

(1)	Includes $0.4 million for the Current Portion of Long-Term Debt.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “UTL.”

As of May 13, 2009, there were 1,660 shareholders of record.

The following table sets forth the range of high and low intra-day market prices per share of our common stock and the dividends paid per share for the periods indicated. The closing price of our common stock was $22.49 on May 13, 2009. Past performance is not necessarily indicative of future price performance. You should obtain current market quotations for shares of our common stock.

	Price Range
	High	Low	Dividends Per Share
2006
First Quarter	$26.11	$24.22	$0.345
Second Quarter	26.08	23.63	0.345
Third Quarter	25.00	23.80	0.345
Fourth Quarter	26.35	23.81	0.345

2007
First Quarter	$27.35	$25.08	$0.345
Second Quarter	28.40	26.55	0.345
Third Quarter	34.60	27.00	0.345
Fourth Quarter	30.17	25.50	0.345

2008
First Quarter	$29.00	$25.55	$0.345
Second Quarter	28.80	26.12	0.345
Third Quarter	28.05	25.40	0.345
Fourth Quarter	27.00	19.23	0.345

2009
First Quarter	$20.75	$17.50	$0.345
Second Quarter (through May 13, 2009)	22.75	18.82	n/a

On March 26, 2009, our Board of Directors declared a dividend in the amount of $0.345 per common share, which we will pay on May 15, 2009 to common shareholders of record on May 1, 2009.

Our current annual dividend is $1.38 per share of common stock, payable quarterly. However, our Board of Directors reviews our dividend policy periodically in light of the factors referred to above, and we cannot assure you of the amount of dividends, if any, that may be paid in the future.

MANAGEMENT

The following table provides information about our directors and senior management as of May 13, 2009.

Name	Age	Years of Service to Unitil	Position
Robert G. Schoenberger	58	11	Chairman of the Board, Chief Executive Officer and President
Mark H. Collin	50	20	Senior Vice President, Chief Financial Officer and Treasurer
Thomas P. Meissner, Jr.	46	14	Senior Vice President and Chief Operating Officer
George R. Gantz	58	25	Senior Vice President, Customer Services and Communications, Unitil Service
Todd R. Black	45	10	President, Usource
Laurence M. Brock	56	14	Controller and Chief Accounting Officer
George E. Long, Jr.	52	15	Vice President, Administration, Unitil Service
Raymond J. Morrissey	61	24	Vice President, Information Systems, Unitil Service
Sandra L. Whitney	46	19	Corporate Secretary
William D. Adams	61	0	Director
Dr. Robert V. Antonucci	63	5	Director
David P. Brownell	65	8	Director
Michael J. Dalton	68	25	Director
Albert H. Elfner, III	64	10	Director
Edward F. Godfrey	60	7	Director
Michael B. Green	59	8	Director
Eben S. Moulton	62	9	Director
M. Brian O’Shaughnessy	66	11	Director
Dr. Sarah P. Voll	66	6	Director

Robert G. Schoenberger has been Chairman of our Board of Directors and our Chief Executive Officer since 1997, as well as our President since 2003. Prior to his employment with us, Mr. Schoenberger was president and chief operating officer of the New York Power Authority (a state-owned utility operating 6,000 MW of generation and 1,400 miles of high voltage transmission) from 1993 until 1997. Mr. Schoenberger also serves as a director of SatCon Technology Corporation, Boston, Massachusetts (a company engaged in the development and manufacture of power electronics and control systems) since 2007. Mr. Schoenberger was chairman and trustee of Exeter Health Resources, Exeter, New Hampshire, from 1998 until 2009, director of the Greater Seacoast (New Hampshire) United Way from 1998 until 2004, the New England Gas Association from 1999 until 2002 and the Southwest Power Pool from 2003 until 2005.

Mark H. Collin has been our Senior Vice President and Chief Financial Officer since February 2003. Mr. Collin has also served as our Treasurer since 1998. Mr. Collin joined us in 1988, and served as our Vice President of Finance from 1995 until 2003.

Thomas P. Meissner, Jr. has been our Senior Vice President and Chief Operating Officer since June 2005. Mr. Meissner served as our Senior Vice President, Operations, from February 2003 until June 2005. Mr. Meissner joined us in 1994 and served as our Director of Engineering from 1998 until 2003.

George R. Gantz has been our Senior Vice President, Customer Services and Communications, Unitil Service, since January 2003. Mr. Gantz joined us in 1983 and served as our Senior Vice President, Communication and Regulation, from 1994 until 2003.

Todd R. Black has been President of Usource since June 2003. Mr. Black joined us in 1998 and served as Vice President, Sales and Marketing, for Usource from 1998 until 2003.

Laurence M. Brock has been our Controller and Chief Accounting Officer since June 2005. Mr. Brock joined us in 1995 as Vice President and Controller, and is a certified public accountant in the state of New Hampshire.

George E. Long, Jr. has been our Vice President, Administration, Unitil Service, since February 2003. Mr. Long joined us in 1994 and was Director, Human Resources, from 1998 until 2003.

Raymond J. Morrissey has been our Vice President, Information Systems, Unitil Service, since February 2003. Mr. Morrissey served as our Vice President of Customer Service from 1992 until 2003, and general manager of Fitchburg from 1991 until 1992. Mr. Morrissey joined us in 1985.

Sandra L. Whitney has been our Corporate Secretary and secretary of our Board of Directors since February 2003. Ms. Whitney joined us in 1990 and has been the Corporate Secretary of our subsidiary companies, Fitchburg, Unitil Energy, Unitil Power, Unitil Realty and Unitil Service, since 1994.

William D. Adams has been a member of our Board of Directors since March 26, 2009. Mr. Adams has been the president of Colby College (a liberal arts college in Waterville, Maine) since 2000. Prior to his employment with Colby College, Mr. Adams was president of Bucknell University (a private liberal arts university in Lewisburg, Pennsylvania) from 1995 until 2000 and vice president and secretary of Wesleyan University in Connecticut. Mr. Adams also served as coordinator of the Great Works in Western Culture program at Stanford University and taught political philosophy at the University of North Carolina at Chapel Hill and Santa Clara University. Mr. Adams has served on the board of directors of Wittenburg University since 2007, Maine General Health since 2002, and Maine Public Broadcasting Corporation since 2002.

Dr. Robert V. Antonucci has been a member of our Board of Directors since 2004. Dr. Antonucci has been the president of Fitchburg State College (“FSC”) in Fitchburg, Massachusetts since 2003. Prior to his employment with FSC, Dr. Antonucci was president of the School Group of Riverdeep, Inc., San Francisco, California, from 2001 until 2003 and president and chief executive officer of Harcourt Learning Direct and Harcourt Online College, Chestnut Hill, Massachusetts from 1998 until 2001. Dr. Antonucci also served as the commissioner of education for the Commonwealth of Massachusetts from 1992 until 1998. Dr. Antonucci also serves as a trustee of Eastern Bank (formerly Plymouth (Massachusetts) Savings Bank) since 1988.

David P. Brownell has been a member of our Board of Directors since 2001. Mr. Brownell has been a retired senior vice president of Tyco International Ltd. (“Tyco”) (a diversified global manufacturing and service company), Portsmouth, New Hampshire, since 2003. Mr. Brownell had been with Tyco since 1984. Mr. Brownell was also interim president of the University of New Hampshire Foundation (“UNHF”), former vice chairman of the board of UNHF, former volunteer board president of the United Way of the Greater Seacoast, and a former board member of the New Hampshire Junior Achievement Advisory Council.

Michael J. Dalton has been a member of our Board of Directors since 1984. Mr. Dalton has been the retired president and chief operating officer of Unitil since 2003. Mr. Dalton has been a member of the Industrial Advisory Board of the University of New Hampshire College of Engineering and Physical Sciences since 2003. Mr. Dalton was a director of the New England Gas Association from 2002 until 2003, the Electric Council of New England, the UNHF, the University of New Hampshire Alumni Association, and the University of New Hampshire President’s Council.

Albert H. Elfner, III has been a member of our Board of Directors since 1999. Mr. Elfner was the chairman of Evergreen Investment Management Company, Boston, Massachusetts from 1994 until 1999 and its chief executive officer from 1995 until 1999. Mr. Elfner is also a director of NGM Insurance Company (“NGM”), Jacksonville, Florida, as well as a member of the NGM finance committee.

Edward F. Godfrey has been a member of our Board of Directors since 2002. Mr. Godfrey was the executive vice president and chief operating officer of Keystone Investments, Incorporated (“Keystone”), Boston, Massachusetts, from 1997 until 1998. Mr. Godfrey was senior vice president, chief financial officer and treasurer of Keystone from 1988 until 1996. Mr. Godfrey is also a director of VehiCare, LLC, Charlotte, North Carolina, since 2006.

Michael B. Green has been a member of our Board of Directors since 2001. Mr. Green has been the president and chief executive officer of Capital Region Health Care and Concord Hospital, Concord, New Hampshire, since 1992. Mr. Green is also a member of the adjunct faculty, Dartmouth Medical School, Dartmouth College, Hanover, New Hampshire. In addition, Mr. Green currently serves on the board of the Foundation for Healthy Communities, is a director of the New Hampshire Hospital Association, is a director of New Hampshire Business Committee for the Arts, and is a director of Merrimack County Savings Bank including membership on the bank’s investment and audit committees.

Eben S. Moulton has been a member of our Board of Directors since 2000. Mr. Moulton has been the managing partner of Seacoast Capital Corporation, Danvers, Massachusetts (a private investment company) since 1995. Mr. Moulton is also a director of IEC Electronics (a complex circuit boards manufacturer), a director of six private companies, and a trustee of Colorado College, Colorado Springs, Colorado.

M. Brian O’Shaughnessy has been a member of our Board of Directors since 1998. Mr. O’Shaughnessy has been the chairman of the board of Revere Copper Products, Inc. (“Revere”), Rome, New York, since 1988. Mr. O’Shaughnessy also served as chief executive officer and president of Revere from 1988 until 2007. Mr. O’Shaughnessy also serves on the Board of Directors of the Coalition for a Prosperous America, three copper industry trade associations, three manufacturing associations in New York State regarding energy-related issues, and the Economic Development Growth Enterprise of Mohawk Valley.

Dr. Sarah P. Voll has been a member of our Board of Directors since 2003. Dr. Voll has been a retired vice president, National Economic Research Associates, Inc. (“NERA”), Washington, District of Columbia, a firm of consulting economists specializing in industrial and financial economics, since 2007. Dr. Voll had been with NERA in the position of vice president since 1999, and in the position of senior consultant from 1996 until 1999. Prior to her employment with NERA, Dr. Voll was a staff member at the State of New Hampshire Public Utilities Commission from 1980 until 1996.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth information on the beneficial ownership of our common stock as of May 13, 2009 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock, (ii) each director, (iii) each executive officer named in the Summary Compensation Table contained in our proxy statement dated as of March 13, 2009 and (iv) all directors and executive officers as a group. To our knowledge, each person listed in the table has sole voting and sole investment power with respect to the shares beneficially owned by him or her, except as otherwise noted in the footnotes to the table. The address of each of our directors and executive officers is c/o Unitil Corporation, 6 Liberty Lane West, Hampton, New Hampshire 03842-1720.

Name of Person or Group	Amount and Nature of Beneficial Ownership	Percent of Class

5% Owners
Brown Advisory Holdings Incorporated(1) 901 South Bond Street, Suite 400 Baltimore, Maryland 21231	911,668	11.3%

Directors(2)
William D. Adams	—	—

Dr. Robert V. Antonucci	1,077	*

David P. Brownell	2,882	*

Michael J. Dalton(3)	12,077	*

Albert H. Elfner, III	6,794	*

Edward F. Godfrey(4)	2,303	*

Michael B. Green	2,319	*

Eben S. Moulton	10,739	*

M. Brian O’Shaughnessy	9,255	*

Robert G. Schoenberger(5)	90,130	1.1%

Dr. Sarah P. Voll	1,886	*

Named Executive Officers(2)(6)
Todd R. Black(7) President, Usource	11,524	*

Mark H. Collin(8) Senior Vice President, Chief Financial Officer and Treasurer	17,111	*

George R. Gantz(9) Senior Vice President, Unitil Service	15,791	*

Thomas P. Meissner, Jr.(10) Senior Vice President and Chief Operating Officer	14,523	*

Robert G. Schoenberger(5) Chairman of the Board, Chief Executive Officer and President	90,130	1.1%

All Directors and Executive Officers as a Group (19 Persons)(11)	231,332	2.9%

*	Represents less than 1% of our outstanding common stock.

(1)	Information obtained from the Schedule 13G filed by Brown Advisory Holdings Incorporated on behalf of itself and Brown Advisory Securities, LLC with the Securities and Exchange Commission on February 17, 2009. Brown Advisory Holdings Incorporated is the beneficial owner of 911,668 shares of common stock, of which it has no sole voting or dispositive power, no shared voting power, and shared dispositive power as to 911,668 shares.

(2)	Based on information furnished to Unitil by the directors and executive officers.

(3)	Included are 7,838 shares held by a member of Mr. Dalton’s family. Mr. Dalton has no voting power or investment power with respect to, and no beneficial interest in, such shares.

(4)	The shares held by Mr. Godfrey are subject to a pledge agreement.

(5)	Included are 3,888 shares that are held in trust for Mr. Schoenberger under the terms of the 401(k). Mr. Schoenberger has voting power only with respect to the shares credited to his account. Also included are 40,000 fully vested option shares that Mr. Schoenberger has the right to purchase upon the exercise of those options under the terms of our 1998 Stock Option Plan and 16,355 shares of unvested restricted stock granted under the terms and conditions of our Restricted Stock Plan.

(6)	Options held under the 1998 Stock Option Plan represent unissued shares of common stock that are currently exercisable but remain unexercised are not included in the total shares outstanding as of the record date, but are included in the number of shares of common stock deemed beneficially owned for each executive officer referred to in the table and the associated percentage of ownership calculation.

(7)	Included are 1,121 shares that are held in trust for Mr. Black under the terms of the 401(k). Mr. Black has voting power only with respect to the shares credited to his account. Also included are 4,000 fully vested option shares that Mr. Black has the right to purchase upon the exercise of those options under our 1998 Stock Option Plan and 1,827 shares of unvested restricted stock granted under the terms and conditions of our Restricted Stock Plan.

(8)	Included are 2,064 shares that are held in trust for Mr. Collin under the terms of the 401(k). Mr. Collin has voting power only with respect to the shares credited to his account. Also included are 3,500 fully vested option shares that Mr. Collin has the right to purchase upon the exercise of those options under the terms of our 1998 Stock Option Plan and 5,197 shares of unvested restricted stock granted under the terms and conditions of our Restricted Stock Plan.

(9)	Included are 5,000 fully vested option shares that Mr. Gantz has the right to purchase upon the exercise of those options under the terms of our 1998 Stock Option Plan and 2,890 shares of unvested restricted stock granted under the terms and conditions of our Restricted Stock Plan.

(10)	Included are 764 shares that are held in trust for Mr. Meissner under the terms of the 401(k). Mr. Meissner has voting power only with respect to the shares credited to his account. Also included are 2,000 fully vested option shares that Mr. Meissner has the right to purchase upon the exercise of those options under the terms of our 1998 Stock Option Plan and 5,197 shares of unvested restricted stock granted under the terms and conditions of our Restricted Stock Plan.

(11)	Included are 62,500 shares that Executive Officers have the right to purchase upon the exercise of options under the 1998 Stock Option Plan. Also included are 36,438 shares of unvested restricted stock granted under the terms and conditions of the Restricted Stock Plan. With the exception of Mr. Godfrey’s shares noted above, no other shares held by any director or executive officer have been pledged.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2009, we have agreed to sell to the underwriters named below, for whom RBC Capital Markets Corporation is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
RBC Capital Markets Corporation
Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.
Brean Murray, Carret & Co., LLC
Edward D. Jones & Co., L.P.

Total	2,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 300,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. After the offering, RBC Capital Markets Corporation may change the offering price and concession and discount to broker/dealers. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. The expenses of the offering that are payable by us are estimated to be $0.5 million (exclusive of underwriting discounts and commissions).

The following table summarizes the compensation we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Underwriting discounts and commissions paid by us	$	$	$	$

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement or amendment to a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of RBC Capital Markets Corporation for a period of 90 days after the date of this prospectus, except (i) issuances pursuant to the exercise of options outstanding on the date hereof, (ii) grants of employee stock options and restricted stock and other securities issuances pursuant to the terms of a plan in effect on the date hereof, (iii) issuances pursuant to the exercise of such options, (iv) issuances pursuant to our 401(k) plan, (v) the filing of registration statements on Form S-8 and amendments thereto in connection with those securities and plans, (vi) grants of common stock as employee length of service awards, (vii) grants of common stock to members of our Board of Directors as a portion of their compensation for service on the Board of Directors, and (viii) issuances pursuant to dividend reinvestment plans and the filing of registration statements and amendments related thereto in connection with the sale and issuance of securities under such plans.

Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of RBC Capital Markets Corporation for a period of 90 days after the date of this prospectus, provided, however, that the foregoing shall not apply to any transfer that is a bona fide gift or any transfer to a trust for the benefit of the officer or director or an immediate family member, provided the transferee agrees to be bound in writing by the terms of the agreement.

The 90-day restricted period described in the preceding paragraphs will be automatically extended if: (i) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the New York Stock Exchange under the symbol “UTL.”

In the ordinary course of business, certain of the underwriters and their affiliates have provided and may in the future provide financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Each of the underwriters served as underwriters in our offering of 2,270,000 shares of common stock in December 2008 and January 2009.

RBC Capital Markets Corporation:

•	served as book-running manager in our offering of 2,270,000 shares of common stock in December 2008 and January 2009;

•	acted as a placement agent in connection with the private placement of certain of our debt securities;

•	acted as financial advisor in connection with the Acquisitions;

•	is the lender under the bridge credit facility that we used to partially finance the Acquisitions; and

•	acted as a placement agent in connection with the offering of debt securities by Northern Utilities and Granite State.

We intend to use the net proceeds from this offering (including the proceeds from any exercise by the underwriters of their over-allotment option) (i) to repay all amounts outstanding under the bridge credit facility that we used to partially finance the Acquisitions and the related costs and expenses (approximately $39.1 million) and (ii) for other general corporate purposes, including capital contributions to our distribution utilities and repayment of short-term debt.

Because affiliates of RBC Capital Markets Corporation could receive more than 10% of the proceeds of this offering as repayment for amounts outstanding under our bridge credit facility, this offering is made pursuant to the provisions of Section 5110(h) of the National Association of Securities Dealers, Inc. Conduct Rules (which are part of the Financial Industry Regulatory Authority Rules).

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

LEGAL MATTERS

The validity of the shares of the common stock to be sold in the offering will be passed upon for us by Gary Epler, our Chief Regulatory Counsel. As of May 13, 2009, Mr. Epler beneficially owned approximately 3,266 shares of our common stock.

Certain legal matters in connection with the offering will be passed upon for the underwriters by Vinson  & Elkins L.L.P., New York, New York.

EXPERTS

The financial statements of Unitil Corporation as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Caturano and Company, P.C. (formerly known as Vitale, Caturano & Company, P.C.), independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Northern Utilities as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this prospectus and contained in Registration Statement No. 333-152823, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report accompanying such financial statements (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”). Such financial statements have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Granite State as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this prospectus and contained in Registration Statement No. 333-152823, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report accompanying such financial statements (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the adoption of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” and the restatement of the financial statements discussed in Note 11). Such financial statements have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our common stock is listed on the New York Stock Exchange under the symbol “UTL.”

This prospectus is part of a registration statement that we filed with the SEC on Form S-3. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, portions of which have been omitted as permitted by the rules and regulations of the SEC. You may refer to the registration statement and the exhibits for more information about the securities and us. You may inspect the registration statement and exhibits without charge at the SEC’s public reference room or at the SEC’s website.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is complete. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	our Current Reports on Form 8-K filed with the SEC on January 5, 2009, February 6, 2009, March 19, 2009, March 26, 2009, and March 27, 2009; and

•	the description of our common stock, no par value, contained in the registration statement on Form 8-A/A filed with the SEC on August 13, 2008.

Additionally, we incorporate by reference the following documents into this prospectus, as filed in our Registration Statement on Form S-3 (Registration No. 333-152823):

•	the Unaudited Condensed Financial Statements of Northern Utilities, Inc. as of and for the Nine Months Ended September 30, 2008 and 2007;

•

the Financial Statements of Northern Utilities, Inc. as of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005 together with Independent Registered Public Accounting Firm’s Report;

•	the Unaudited Condensed Financial Statements of Granite State Gas Transmission, Inc. as of and for the Nine Months Ended September 30, 2008 and 2007; and

•

the Financial Statements (Restated) of Granite State Gas Transmission, Inc. as of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005 together with Independent Registered Public Accounting Firm’s Report.

You may request a copy of any of these documents at no cost (other than an exhibit to the filing unless we have incorporated that exhibit by reference into the filing), by writing or telephoning us at the following address:

Shareholder Relations

Unitil Corporation

6 Liberty Lane West

Hampton, NH 03842-1720

Telephone (800) 999-6501

http://www.unitil.com

If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

INDEX TO FINANCIAL STATEMENTS

Pro Forma Statement of Earnings for the Twelve Months Ended March 31, 2009	F-1

Pro Forma Statement of Earnings for the Twelve Months Ended December 31, 2008	F-7

F-i

UNITIL CORPORATION

PRO FORMA STATEMENT OF EARNINGS FOR

THE TWELVE MONTHS ENDED MARCH 31, 2009

The following Unaudited Pro Forma Combined Statement of Earnings has been prepared to give effect to the acquisition (the “Acquisitions”) on December 1, 2008 by Unitil Corporation (“Unitil”) of Northern Utilities, Inc. (“Northern Utilities” or “NU”) and Granite State Gas Transmission, Inc. (“Granite State” or “GS”) as if the businesses had actually been combined as of January 1, 2008.

The Unaudited Pro Forma Combined Statement of Earnings includes adjustments for the Acquisitions pursuant to the purchase method of accounting for business combinations. The Unaudited Pro Forma Combined Statement of Earnings includes adjustments to give effect to:

(i)	the receipt of the estimated net proceeds of approximately $42.1 million from the issuance of 2,000,000 shares of common stock in this offering at an assumed offering price of $22.49 per share, which was the closing price of our common stock on May 13, 2009, and the application of the estimated net proceeds of this offering as described in Use of Proceeds in this prospectus supplement;

(ii)	the issuance of 2,000,000 shares of common stock in December 2008 and 270,000 shares in January 2009, the net proceeds of approximately $41.9 million were used to partially finance the Acquisitions;

(iii)	the sale and issuance in December 2008 by Northern Utilities of $80.0 million aggregate principal amount of long-term unsecured notes; and

(iv)	the sale and issuance by Granite State in December 2008 of $10.0 million aggregate principal amount of long-term unsecured notes;

The Unaudited Pro Forma Combined Statement of Earnings excludes adjustments to recognize:

(i)	estimated annual operating expense savings of $5.6 million (before tax) due to the achievement of efficiencies associated with the provision of shared utility services and the adoption of best practices associated with these shared utility services (excluding the portion of savings realized and included in the twelve months ended March 31, 2009);

(ii)	a reduction in operating expenses of $2.5 million (after tax) related to compliance violation penalties incurred by Northern Utilities, prior to the Acquisitions, in the twelve months ended March 31, 2009;

(iii)	an increase in Gas Operating Revenue of $0.3 million (before tax) and a resulting increase in gross operating margin, related to increased rates authorized by regulators for Granite State; and

(iv)	the enhancements to net income that may occur from the execution of our regulatory plan.

The Unaudited Pro Forma Combined Statement of Earnings assumes that Unitil financed the Acquisitions and the related costs and expenses using the net proceeds from the above-referenced sale and issuance of common stock, the above-referenced sale and issuance of long-term unsecured notes and the financing by Northern Utilities of its gas inventory.

The Unaudited Pro Forma Combined Statement of Earnings is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined and had the impact of possible net income enhancements, among other factors, been considered, and is not intended to be a projection of future results. The Unaudited Pro Forma Combined Statement of Earnings should be read in conjunction with the notes thereto included in this prospectus.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES (includes NU & GS)

PRO FORMA COMBINED STATEMENT OF EARNINGS

For The Twelve Months Ended March 31, 2009

(Millions except common shares and per share data)

	UNITIL
	1/1/09 - 3/31/09	4/1/08 - 12/31/08	NU & GS	PRO FORMA ADJUSTMENTS									PRO FORMA
			(A)	For the Acquisitions and Related Financing						For the Offering
Twelve Months Ended March 31, 2009
Operating Revenues:
Electric	$62.1	$170.9	$0.0	$0.0			$0.0			$0.0			$233.0
Gas	72.4	42.6	52.8	0.0			0.0			0.0			167.8
Other	1.1	2.8	0.0	0.0			0.0			0.0			3.9

Total Operating Revenues	135.6	216.3	52.8	0.0			0.0			0.0			404.7

Operating Expenses:
Purchased Electricity	47.2	127.2	0.0	0.0			0.0			0.0			174.4
Purchased Gas	48.4	28.3	30.9	0.0			0.0			0.0			107.6
Operation and Maintenance	10.4	22.8	19.8	0.0			0.0			0.0			53.0
Conservation & Load Management	1.1	2.2	0.0	0.0			0.0			0.0			3.3
Depreciation and Amortization	6.3	13.9	8.0	(1.8)	(B	)	(1.7)	(D	)	0.5	(G	)	25.2
Provisions for Taxes:
Local Property and Other	3.0	4.8	2.2	0.0			0.0			0.0			10.0
Federal and State Income	5.3	2.6	(4.3)	0.7	(C	)	1.5	(C	)	(1.8)	(C	)	4.0

Total Operating Expenses	121.7	201.8	56.6	(1.1)			(0.2)			(1.3)			377.5

Operating Income	13.9	14.5	(3.8)	1.1			0.2			1.3			27.2
Non-Operating Expenses	0.0	0.2	0.3	0.0			0.0			0.0			0.5

Income Before Interest Expense	13.9	14.3	(4.1)	1.1			0.2			1.3			26.7
Interest Expense, net	4.8	7.9	2.0	0.0			(2.5)	(E	)	3.9	(H	)	16.1

Net Income	9.1	6.4	(6.1)	1.1			2.7			(2.6)			10.6
Less: Dividends on Preferred Stock	0.0	0.1	0.0	0.0			0.0			0.0			0.1

Earnings Applicable to Common Shareholders	$9.1	$6.3	($6.1)	$1.1			$2.7			($2.6)			$10.5

Average Common Shares Outstanding—Basic (000s)	8,018						2,010	(F	)				10,028
Average Common Shares Outstanding—Diluted (000s)	8,018						2,010						10,028

Earning per Common Share ($)
Basic	$1.14												$1.05
Diluted	$1.14												$1.05

(The accompanying Notes are an integral part of these financial statements.)

UNITIL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

TWELVE MONTHS ENDED MARCH 31, 2009

Note 1 Basis of Presentation

The accompanying Unaudited Pro Forma Combined Statement of Earnings presents how the combined Statements of Earnings of Unitil, Northern Utilities and Granite State may have appeared had the businesses actually been combined as of January 1, 2008. The Unaudited Pro Forma Combined Statement of Earnings shows the impact of the acquisition of Northern Utilities and Granite State by Unitil on the companies’ respective historical results of operations under the purchase method of accounting.

The Unaudited Pro Forma Combined Statement of Earnings includes adjustments for the Acquisitions pursuant to the purchase method of accounting for business combinations. The Unaudited Pro Forma Combined Statement of Earnings includes adjustments to give effect to:

(i)	the receipt of the estimated net proceeds of approximately $42.1 million from the issuance of 2,000,000 shares of common stock in this offering at an assumed offering price of $22.49 per share, which was the closing price of our common stock on May 13, 2009, and the application of the estimated net proceeds of this offering as described in Use of Proceeds in this prospectus supplement;

(ii)	the issuance of 2,000,000 shares of common stock in December 2008 and 270,000 shares in January 2009, the net proceeds of approximately $41.9 million were used to partially finance the Acquisitions;

(iii)	the sale and issuance in December 2008 by Northern Utilities of $80.0 million aggregate principal amount of long-term unsecured notes; and

(iv)	the sale and issuance by Granite State in December 2008 of $10.0 million aggregate principal amount of long-term unsecured notes;

The Unaudited Pro Forma Combined Statement of Earnings excludes adjustments to recognize:

(i)	estimated annual operating expense savings of $5.6 million (before tax) due to the achievement of efficiencies associated with the provision of shared utility services and the adoption of best practices associated with these shared utility services (excluding the portion of savings realized and included in the twelve months ended March 31, 2009);

(ii)	a reduction in operating expenses of $2.5 million (after tax) related to compliance violation penalties incurred by Northern Utilities, prior to the Acquisitions, in the twelve months ended March 31, 2009;

(iii)	an increase in Gas Operating Revenue of $0.3 million (before tax) and a resulting increase in gross operating margin, related to increased rates authorized by regulators for Granite State; and

(iv)	the enhancements to net income that may occur from the execution of our regulatory plan.

The Unaudited Pro Forma Combined Statement of Earnings assumes that Unitil financed the Acquisitions and the related costs and expenses using the net proceeds from the above-referenced sale and issuance of common stock, the above-referenced sale and issuance of long-term unsecured notes and the financing by Northern Utilities of its gas inventory.

UNITIL CORPORATION

NOTES TO UNAUDITED PRO FORMA

COMBINED STATEMENT OF EARNINGS — (Continued)

TWELVE MONTHS ENDED MARCH 31, 2009

Note 2 Combined Pro Forma Adjustments

(A)	To reflect results of operations for Northern Utilities and Granite State for the period April 1, 2008 to November 30, 2008.

(B)	To amortize plant acquisition adjustment over 10 years, as authorized by utility regulators.

(C)	To provide for the income tax effect of the pro forma adjustments at an assumed tax rate of 40%.

(D)	To eliminate Northern Utilities’ and Granite State’s plant acquisition premium amortization in connection with the Acquisitions.

(E)	To eliminate Northern Utilities’ and Granite State’s interest expense in connection with Northern Utilities’ and Granite State’s short- and long-term debt, which was not transferred to Unitil.

(F)	To adjust outstanding common shares to reflect this offering as well as the shares issued in the December 2008 offering and subsequent over-allotment exercise in January 2009 that are not already included in the weighted average shares outstanding for the twelve months ended March 31, 2009.

(G)	To amortize transaction costs over 10 years, as authorized by utility regulators.

(H)	To adjust interest expense due to issuance of long-term debt by Northern Utilities and Granite State and interest related to the utilization of Unitil’s revolving line of credit to finance working capital.

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UNITIL CORPORATION

PRO FORMA STATEMENT OF EARNINGS FOR

THE TWELVE MONTHS ENDED

DECEMBER 31, 2008

The following Unaudited Pro Forma Combined Statement of Earnings has been prepared to give effect to the acquisition (the “Acquisitions”) on December 1, 2008 by Unitil Corporation (“Unitil”) of Northern Utilities, Inc. (“Northern Utilities” or “NU”) and Granite State Gas Transmission, Inc. (“Granite State” or “GS”) as if the businesses had actually been combined as of January 1, 2008.

The Unaudited Pro Forma Combined Statement of Earnings includes adjustments for the Acquisitions pursuant to the purchase method of accounting for business combinations. The Unaudited Pro Forma Combined Statement of Earnings includes adjustments to give effect to:

(i)	the receipt of the estimated net proceeds of approximately $42.1 million from the issuance of 2,000,000 shares of common stock in this offering at an assumed offering price of $22.49 per share, which was the closing price of our common stock on May 13, 2009, and the application of the estimated net proceeds of this offering as described in Use of Proceeds in this prospectus supplement;

(ii)	the issuance of 2,000,000 shares of common stock in December 2008 and 270,000 shares in January 2009, the net proceeds of approximately $41.9 million were used to partially finance the Acquisitions;

(iii)	the sale and issuance in December 2008 by Northern Utilities of $80.0 million aggregate principal amount of long-term unsecured notes; and

(iv)	the sale and issuance by Granite State in December 2008 of $10.0 million aggregate principal amount of long-term unsecured notes;

The Unaudited Pro Forma Combined Statement of Earnings excludes adjustments to recognize:

(i)	estimated annual operating expense savings of $5.6 million (before tax) due to the achievement of efficiencies associated with the provision of shared utility services and the adoption of best practices associated with these shared utility services (excluding the portion of savings realized and included in the twelve months ended December 31, 2008);

(ii)	a reduction in operating expenses of $2.5 million (after tax) related to compliance violation penalties incurred by Northern Utilities, prior to the Acquisitions, in the twelve months ended December 31, 2008;

(iii)	an increase in Gas Operating Revenue of $0.4 million (before tax) and a resulting increase in gross operating margin, related to increased rates authorized by regulators for Granite State; and

(iv)	the enhancements to net income that may occur from the execution of our regulatory plan.

The Unaudited Pro Forma Combined Statement of Earnings assumes that Unitil financed the Acquisitions and the related costs and expenses using the net proceeds from the above-referenced sale and issuance of common stock, the above-referenced sale and issuance of long-term unsecured notes and the financing by Northern Utilities of its gas inventory.

The Unaudited Pro Forma Combined Statement of Earnings is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined and had the impact of possible net income enhancements, among other factors, been considered, and is not intended to be a projection of future results. The Unaudited Pro Forma Combined Statement of Earnings should be read in conjunction with the notes thereto included in this prospectus.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES (includes NU & GS)

PRO FORMA COMBINED STATEMENT OF EARNINGS

Twelve Months Ended December 31, 2008

(Millions except common shares and per share data)

	UNITIL	NU & GS	PRO FORMA ADJUSTMENTS						PRO FORMA
		(A)	For the Acquisitions and Related Financing				For the Offering
Twelve Months Ended December 31, 2008
Operating Revenues:
Electric	$227.5	$0.0	$0.0		$0.0		$0.0		$227.5
Gas	56.9	107.3	0.0		0.0		0.0		164.2
Other	3.8	0.0	0.0		0.0		0.0		3.8

Total Operating Revenues	288.2	107.3	0.0		0.0		0.0		395.5

Operating Expenses:
Purchased Electricity	170.1	0.0	0.0		0.0		0.0		170.1
Purchased Gas	37.3	67.2	0.0		0.0		0.0		104.5
Operation and Maintenance	27.5	26.5	0.0		0.0		0.0		54.0
Conservation & Load Management	2.8	0.0	0.0		0.0		0.0		2.8
Depreciation and Amortization	19.1	11.0	(2.4	)(B)	(2.3	)(D)	0.6	(G)	26.0
Provisions for Taxes:
Local Property and Other	6.5	3.0	0.0		0.0		0.0		9.5
Federal and State Income	4.4	(1.5)	0.9	(C)	2.2	(C)	(2.7	)(C)	3.3

Total Operating Expenses	267.7	106.2	(1.5)		(0.1)		(2.1)		370.2

Operating Income	20.5	1.1	1.5		0.1		2.1		25.3
Non-Operating Expenses	0.3	0.3	0.0		0.0		0.0		0.6

Income Before Interest Expense	20.2	0.8	1.5		0.1		2.1		24.7
Interest Expense, net	10.5	2.9	0.0		(3.6	)(E)	6.1	(H)	15.9

Net Income	9.7	(2.1)	1.5		3.7		(4.0)		8.8
Less: Dividends on Preferred Stock	0.1	0.0	0.0		0.0		0.0		0.1

Earnings Applicable to Common Shareholders	$9.6	$(2.1)	$1.5		$3.7		$(4.0)		$8.7

Average Common Shares Outstanding— Basic (000s)	5,830				4,179	(F)			10,009
Average Common Shares Outstanding—Diluted (000s)	5,830				4,179				10,009

Earning per Common Share ($)
Basic	$1.65								$0.87
Diluted	$1.65								$0.87

(The accompanying Notes are an integral part of these financial statements.)

UNITIL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

TWELVE MONTHS ENDED DECEMBER 31, 2008

Note 1 Basis of Presentation

The accompanying Unaudited Pro Forma Combined Statement of Earnings presents how the combined Statements of Earnings of Unitil, Northern Utilities and Granite State may have appeared had the businesses actually been combined as of January 1, 2008. The Unaudited Pro Forma Combined Statement of Earnings shows the impact of the acquisition of Northern Utilities and Granite State by Unitil on the companies’ respective historical results of operations under the purchase method of accounting.

The Unaudited Pro Forma Combined Statement of Earnings includes adjustments for the Acquisitions pursuant to the purchase method of accounting for business combinations. The Unaudited Pro Forma Combined Statement of Earnings includes adjustments to give effect to:

(i)	the receipt of the estimated net proceeds of approximately $42.1 million from the issuance of 2,000,000 shares of common stock in this offering at an assumed offering price of $22.49 per share, which was the closing price of our common stock on May 13, 2009, and the application of the estimated net proceeds of this offering as described in Use of Proceeds in this prospectus supplement;

(ii)	the issuance of 2,000,000 shares of common stock in December 2008 and 270,000 shares in January 2009, the net proceeds of approximately $41.9 million were used to partially finance the Acquisitions;

(iii)	the sale and issuance in December 2008 by Northern Utilities of $80.0 million aggregate principal amount of long-term unsecured notes; and

(iv)	the sale and issuance by Granite State in December 2008 of $10.0 million aggregate principal amount of long-term unsecured notes;

The Unaudited Pro Forma Combined Statement of Earnings excludes adjustments to recognize:

(i)	estimated annual operating expense savings of $5.6 million (before tax) due to the achievement of efficiencies associated with the provision of shared utility services and the adoption of best practices associated with these shared utility services (excluding the portion of savings realized and included in the twelve months ended December 31, 2008);

(ii)	a reduction in operating expenses of $2.5 million (after tax) related to compliance violation penalties incurred by Northern Utilities, prior to the Acquisitions, in the twelve months ended December 31, 2008;

(iii)	an increase in Gas Operating Revenue of $0.4 million (before tax) and a resulting increase in gross operating margin, related to increased rates authorized by regulators for Granite State; and

(iv)	the enhancements to net income that may occur from the execution of our regulatory plan.

The Unaudited Pro Forma Combined Statement of Earnings assumes that Unitil financed the Acquisitions and the related costs and expenses using the net proceeds from the above-referenced sale and issuance of common stock, the above-referenced sale and issuance of long-term unsecured notes and the financing by Northern Utilities of its gas inventory.

UNITIL CORPORATION

NOTES TO UNAUDITED PRO FORMA

COMBINED STATEMENT OF EARNINGS — (Continued)

TWELVE MONTHS ENDED DECEMBER 31, 2008

Note 2 Combined Pro Forma Adjustments

(A)	To reflect results of operations for Northern Utilities and Granite State for the period January 1, 2008 to November 30, 2008.

(B)	To amortize plant acquisition adjustment over 10 years, as authorized by utility regulators.

(C)	To provide for the income tax effect of the pro forma adjustments at an assumed tax rate of 40%.

(D)	To eliminate Northern Utilities’ and Granite State’s plant acquisition premium amortization in connection with the Acquisitions.

(E)	To eliminate Northern Utilities’ and Granite State’s interest expense in connection with Northern Utilities’ and Granite State’s short- and long-term debt, which was not transferred to Unitil.

(F)	To adjust outstanding common shares to reflect this offering as well as the shares issued in the December 2008 offering and subsequent over-allotment exercise in January 2009 that are not already included in the weighted average shares outstanding for the twelve months ended December 31, 2008.

(G)	To amortize transaction costs over 10 years, as authorized by utility regulators.

(H)	To adjust interest expense due to issuance of long-term debt by Northern Utilities and Granite State and interest related to the utilization of Unitil’s revolving line of credit to finance working capital.

PROSPECTUS

3,000,000 Shares

Common Stock

By this prospectus, Unitil Corporation may offer from time to time, in one or more offerings, up to 3,000,000 shares of its common stock.

We will provide the specific terms of any offering in supplements to this prospectus. We can only use this prospectus to offer and sell our common stock by also including a prospectus supplement relating to that offer and sale.

We may sell the common stock directly to you, through agents that we select or through underwriters and dealers that we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “UTL.”

Investing in our common stock involves risks. Please see the section entitled Risk Factors beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell the common stock described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the common stock that we may offer. We may also add, update or change information contained in this prospectus through one or more supplements to this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. The rules of the SEC allow us to incorporate by reference information into this prospectus. This information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You should read both this prospectus and any prospectus supplement together with additional information described in the section entitled Where You Can Find More Information.

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter, agent, or dealer. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to the date of such information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

The information in this prospectus is accurate as of its date. Therefore, before you invest in our common stock, you should carefully read this prospectus and any prospectus supplement relating to the common stock offered to you together with the additional information described in the section entitled Where You Can Find More Information.

In this prospectus, the “company,” “Unitil,” “we,” “us,” and “our” refer to Unitil Corporation and its subsidiaries, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain further information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our common stock is listed on the New York Stock Exchange under the symbol “UTL.”

This prospectus is part of a registration statement that we filed with the SEC on Form S-3. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, portions of which have been omitted as permitted by the rules and regulations of the SEC. You may refer to the registration statement and the exhibits for more information about the securities and us. You may inspect the registration statement and exhibits without charge at the SEC’s public reference room or at the SEC’s website.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is complete. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	our Current Reports on Form 8-K filed with the SEC on January 5, 2009, February 6, 2009, March 19, 2009, March 26, 2009, and March 27, 2009; and

•	the description of our common stock, no par value, contained in the registration statement on Form 8-A/A filed with the SEC on August 13, 2008.

You may request a copy of any of these documents at no cost (other than an exhibit to the filing unless we have specifically incorporated that exhibit by reference into the filing) by writing or telephoning us at the following address:

Shareholder Relations

Unitil Corporation

6 Liberty Lane West

Hampton, NH 03842-1720

Telephone (800) 999-6501

http://www.unitil.com

Additionally, we incorporate by reference the following documents into this prospectus, as filed in our Registration Statement on Form S-3 (Registration No. 333-152823):

•	the Unaudited Condensed Financial Statements of Northern Utilities, Inc. as of and for the Nine Months Ended September 30, 2008 and 2007;

•

the Financial Statements of Northern Utilities, Inc. as of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005 together with Independent Registered Public Accounting Firm’s Report;

•	the Unaudited Condensed Financial Statements of Granite State Gas Transmission, Inc. as of and for the Nine Months Ended September 30, 2008 and 2007; and

•

the Financial Statements (Restated) of Granite State Gas Transmission, Inc. as of December 31, 2007 and 2006 and for the Years Ended December 31, 2007, 2006 and 2005 together with Independent Registered Public Accounting Firm’s Report.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference into this prospectus contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included or incorporated by reference into this prospectus, including, without limitation, statements regarding the financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements.

These statements include declarations regarding our or our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or

“continue” or the negative of such terms or other comparable terminology. These forward-looking statements are subject to inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include those referred to in the section entitled Risk Factors and the following:

•

our ability to complete the integration of the business, operations and personnel of Northern Utilities, Inc. (“Northern Utilities”) and Granite State Gas Transmission, Inc. (“Granite State”) and to achieve the estimated potential synergy savings attributable to the Acquisitions (as defined below);

•	our ability to retain existing customers and gain new customers;

•	variations in weather;

•	major storms;

•	changes in the regulatory environment;

•	customers’ preferences on energy sources;

•	interest rate fluctuation and credit market concerns;

•

general economic conditions, including recent distress in the financial markets that has had an adverse impact on the availability of credit and liquidity resources generally and could jeopardize certain of our counterparty obligations, including those of our insurers and financial institutions;

•	fluctuations in supply, demand, transmission capacity and prices for energy commodities;

•	increased competition; and

•	customers’ performance under multi-year energy brokering contracts.

Many of these risks are beyond our control. Any forward-looking statements speak only as of the date of this prospectus, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements.

OUR COMPANY

We are a public utility holding company headquartered in Hampton, New Hampshire. We are subject to regulation as a holding company system by the Federal Energy Regulatory Commission (the “FERC”) under the Energy Policy Act of 2005.

Our principal business is the local distribution of electricity and natural gas throughout our service territory in the states of New Hampshire, Massachusetts and Maine. We are the parent company of three wholly owned distribution utilities: (i) Unitil Energy Systems, Inc. (“Unitil Energy”), which provides electric service in the southeastern seacoast and state capital regions of New Hampshire, including the city of Concord, New Hampshire; (ii) Fitchburg Gas and Electric Light Company (“Fitchburg”), which provides both electric and natural gas service in the greater Fitchburg area of north central Massachusetts; and (iii) Northern Utilities, which provides natural gas service in southeastern New Hampshire, including the city of Portsmouth, and portions of southern and central Maine, including the city of Portland. In addition, we are the parent company of Granite State, an interstate natural gas transmission pipeline company that principally provides interstate natural gas pipeline access and transportation services to Northern Utilities in its New Hampshire and Maine service territory.

Our distribution utilities serve approximately 100,300 electric customers and 69,300 natural gas customers in their service territory. Our distribution utilities are local “pipes and wires” operating companies and, combined with Granite State, had an investment in Net Utility Plant of $422.8 million at December 31, 2008. We do not own or operate electric generating facilities or major transmission facilities and substantially all of our utility assets are dedicated to the local delivery of electricity and natural gas to our customers. Our total revenue was $288.2 million in 2008, which includes revenue to recover the cost of purchased electricity and natural gas in rates on a fully reconciling basis. As a result of this reconciling rate structure, our earnings are not affected by changes in the cost of purchased electricity and natural gas. Earnings applicable to common shareholders for 2008 were $9.6 million. Substantially all of our revenue and earnings are derived from regulated utility operations. Our consolidated operating results for 2008 reflect one month of financial activity for Northern Utilities and Granite State, which we acquired on December 1, 2008.

Our business strategy is to be a leader in the reliable and cost effective management of a growing level of local electric and natural gas distribution assets. Our growth initiatives include evaluation of organic growth opportunities as well as strategic acquisitions. As part of our growth strategy, on December 1, 2008, we purchased (i) all of the outstanding capital stock of Northern Utilities from Bay State Gas Company (“Bay State”) and (ii) all of the outstanding capital stock of Granite State from NiSource Inc. (“NiSource”) pursuant to the Stock Purchase Agreement dated as of February 15, 2008 by and among NiSource, Bay State and us. Bay State is a wholly owned subsidiary of NiSource. We refer to these transactions as the “Acquisitions.” The aggregate purchase price for the Acquisitions was $160 million in cash, plus an additional working capital adjustment of $49.2 million, including approximately $30.0 million of natural gas storage inventory. To finance the Acquisitions and recapitalize Northern Utilities and Granite State, we issued additional equity and debt.

A fifth wholly owned subsidiary, Unitil Power Corp. (“Unitil Power”), formerly functioned as the full requirements wholesale power supply provider for Unitil Energy. In connection with the implementation of electric industry restructuring in New Hampshire, Unitil Power ceased being the wholesale supplier of Unitil Energy on May 1, 2003 and divested of substantially all of its long-term power supply contracts through the sale of the entitlements to the electricity associated with those contracts.

We also have three other wholly owned subsidiaries:   Unitil Service Corp. (“Unitil Service”); Unitil Realty Corp. (“Unitil Realty”); and Unitil Resources, Inc. (“Unitil Resources”). Unitil Service provides, at cost, a variety of administrative and professional services, including regulatory, financial, accounting, human resources, engineering, operations, technology and energy supply management services on a centralized basis to its affiliated Unitil companies. Unitil Realty owns and manages our corporate office in Hampton, New Hampshire. Unitil Resources is our wholly owned non-regulated subsidiary. Usource, Inc. and Usource L.L.C. (collectively, “Usource”) are indirect subsidiaries that are wholly owned by Unitil Resources. Usource provides energy brokering and advisory services to large commercial and industrial customers in the northeastern United States.

RISK FACTORS

Investing in our common stock involve risks. You should carefully consider the risks described in our filings with the SEC referred to in the section entitled Where You Can Find More Information and in the section entitled Cautionary Statement about Forward-Looking Statements, as well as those included in any prospectus supplement hereto. For example, our Annual Report on Form 10-K for the year ended December 31, 2008 contains a discussion of significant risks in the section entitled Risk Factors, which could be relevant to your investment in our common stock. Subsequent filings with the SEC may contain amended and updated discussions of significant risks.

USE OF PROCEEDS

Unless we specify otherwise in the applicable prospectus supplement accompanying this prospectus, we intend to use the net proceeds that we receive from the sale of the common stock covered by this prospectus for general corporate purposes, including repayment of debt, acquisitions, capital expenditures and working capital.

The actual application of proceeds that we receive from the sale of any particular offering of common stock using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF COMMON STOCK

The following description of our common stock summarizes general terms that apply to our common stock. Because this is only a description, it does not contain all of the information that may be important to you. This summary is subject to and qualified in its entirety by reference to our Articles of Incorporation, Articles of Amendment to the Articles of Incorporation and By-Laws. See the section entitled Where You Can Find More Information.

Authorized and Outstanding Shares

Our authorized capital stock consists of 16,000,000 shares of common stock, no par value. As of April 20, 2009, 8,106,155 shares of common stock were outstanding and our subsidiaries, Unitil Energy and Fitchburg, have preferred stock outstanding. Unitil Corporation is not authorized to issue any shares of preferred stock. All of the common stock outstanding is fully paid and nonassessable.

After giving effect to the equity offerings described in this prospectus, approximately 4,443,644 shares of common stock will be available for issuance under our Articles of Incorporation, excluding 450,201 shares reserved for issuance pursuant to our Dividend Reinvestment Plan, our Tax Deferred Savings and Investment Plan, our Restricted Stock Plan, and our 1998 Stock Option Plan. Except in connection with these offerings, our Board of Directors has no immediate plans, intentions, or commitments to issue additional shares of common stock for any purpose, including, without limitation, rendering more difficult or discouraging a merger, tender offer, proxy contest or other change in control of us (collectively referred to as “change in control transactions”). However, the availability of authorized shares of common stock could render more difficult, discourage, or delay a change in control transaction, which may adversely affect the ability of our shareholders to obtain a premium for their shares of common stock. Our Board of Directors is not aware of any pending or proposed change in control transactions.

We will not seek shareholder authorization for issuances of additional authorized shares of common stock unless deemed advisable by our Board of Directors or required by law, rule, or regulation. In some instances, the SEC or stock exchanges or over-the-counter markets on which our securities may then be listed may need to approve such issuances.

Dividend Rights

Holders of our common stock are entitled to those dividends as may be declared from time to time by our Board of Directors. We may pay dividends on our common stock from any funds, property or shares legally available for this purpose.

Voting Rights and Cumulative Voting

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the holders of our common stock. Holders of common stock do not have cumulative voting rights.

Preemptive Rights

The holders of our common stock have no preemptive rights to purchase additional shares of common stock or any other of our securities.

Liquidation Rights

In the event that we are liquidated, after payment of our debts and liabilities, the holders of our common stock are entitled to share equally in the balance of our remaining assets, if any.

Transfer Agent and Registrar

Computershare Trust Company, N.A. serves as the transfer agent and registrar of our common stock.

Staggered Board of Directors

Our By-Laws provide for a Board of Directors of between nine and fifteen directors divided into three classes, each class being as nearly equal in number as possible, and each with their respective terms of office arranged so that the term of office of one class expires in each year, at which time a corresponding number of directors is elected for a term of three years. We currently have eleven directors.

Our staggered Board of Directors may delay, deter or prevent a tender offer or takeover attempt that a holder of shares of our common stock might consider is in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares of our common stock.

PLAN OF DISTRIBUTION

We may sell our common stock to one or more purchasers, through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The distribution of our common stock may be effected from time to time in one or more transactions at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prospectus supplement will set forth the terms of the offering, including the names of any underwriters, dealers or agents, the purchase price of our common stock and the proceeds to us from such sale, any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation and any discounts or concessions allowed or paid to dealers or any securities exchange on which such securities may be listed. Any discounts or concessions allowed or paid to dealers may be changed from time to time.

Any discounts, concessions or commissions received by underwriters or agents and any profits on the resale of our common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Unless otherwise set forth in the applicable prospectus supplement, the obligations of underwriters to purchase our offered common stock will be subject to certain conditions precedent, and such underwriters will be obligated to purchase all such common stock, if any are purchased. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or other persons acting as agents for us to solicit offers by certain institutions to purchase our common stock from us, pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the conditions that the purchase of the offered common stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

In connection with the offering of our common stock, we may grant to the underwriters an option to purchase additional securities to cover over-allotments at the public offering price, with an additional underwriting commission, as may be set forth in the accompanying prospectus supplement. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such common stock.

We may indemnify agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act of 1933. Our agents, underwriters and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

LEGAL MATTERS

The validity of the shares of common stock to be sold in the offering will be passed upon for us by Gary Epler, our Chief Regulatory Counsel. As of April 21, 2009, Mr. Epler beneficially owned approximately 3,072 shares of our common stock.

EXPERTS

The financial statements of Unitil Corporation as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008 incorporated by reference in this prospectus have been so incorporated in reliance on the report of Vitale, Caturano & Company, P.C., independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Northern Utilities as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this prospectus contained in Registration Statement No. 333-152823, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report accompanying such financial statements (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”). Such financial statements have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Granite State as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, incorporated by reference in this prospectus contained in Registration Statement No. 333-152823, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report accompanying such financial statements (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to the adoption of FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” and the restatement of the financial statements discussed in Note 11). Such financial statements have been incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

2,000,000 Shares

Common Stock

PRICE $             PER SHARE

RBC CAPITAL MARKETS

JANNEY MONTGOMERY SCOTT LLC	OPPENHEIMER & CO.

BREAN MURRAY, CARRET & CO.	EDWARD JONES

PROSPECTUS SUPPLEMENT

                    , 2009